[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 14, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C.  20549-3628

Re:       AOL Inc.
Definitive Additional Materials
Filed June 4, 2012, June 6, 2012 and June 7, 2012
File No. 001-34419

Dear Ms. Duru:

On behalf of AOL Inc., a Delaware corporation (“AOL” or the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated June 11, 2012, with respect to the filings referenced above.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Mellissa Campbell Duru
Division of Corporation Finance
Securities and Exchange Commission
June 14, 2012

Definitive Additional Soliciting Materials filed on June 4, 2012

1.                  Please tell us the basis for your belief that Starboard does not have a “viable plan for AOL other than to break up and liquidate the Company.” We note that Starboard’s public filings have not indicated that it plans to liquidate the company. Ensure that your future filings include a reasonable basis for such statements or refrain from including unsupported statements.

Response:   The Company respectfully acknowledges the Staff’s comment and the Staff’s comment will be addressed in future materials.  Our belief that Starboard does not have a “viable plan for AOL other than to break up and liquidate the Company” is based on the following statements that Starboard has made concerning their intentions with respect to the Company if their nominees are elected:

•         Their nominees plan to “[s]eek additional opportunities for value creation by exploring alternatives for certain of the Company’s assets, including its remaining intellectual property portfolio, its real estate, and capital structure efficiencies”, which Starboard reiterates on the slide entitled “Evaluate other opportunities for value creation” (Starboard Investor Presentation dated May 23, 2012).

•         Their nominees plan to “[j]oint venture, sell, shut down or otherwise restructure Patch to profitability” and they “do not believe Patch is a viable business” (Starboard Investor Presentation dated May 23, 2012).

•         Their nominees would, “For each property or vertical that is unprofitable on a fully allocated basis, determine whether the Company has a legitimate plan to become unprofitable on a risk-adjusted basis in the near term.  If not, determine whether each of these unprofitable verticals should be restructured, sold, shut down, or outsourced to a content partner to substantially improve profitability”; and Starboard “believe[s] that AOL’s decision to invest in each of its Display businesses, including Patch, should be analyzed separately from Search and the rest of AOL’s other businesses” (Starboard Investor Presentation dated May 23, 2012).

Taken together, the Company believes that these and similar statements by Starboard reflect a belief that the Company’s assets can and should be evaluated and sold, shut down or operated on a standalone basis.  Furthermore, the Company believes that Starboard’s statements do not reflect any clear plan for the Company other than this “evaluation” process.

Definitive Additional Soliciting Materials filed on June 6, 2012

2.                  Please ensure that each statement or assertion of opinion or belief set forth in your soliciting material is characterized as such, and that a reasonable basis for each such

Mellissa Campbell Duru
Division of Corporation Finance
Securities and Exchange Commission
June 14, 2012

            opinion or belief exists. For example, provide support for the statement on page 3 of the transcript that suggests that Starboard is a short-term investor, including copies of any of the public statements to which Mr. Armstrong references.

Response:   The Company respectfully acknowledges the Staff’s comment and the Staff’s comment will be addressed in future materials.  The Company believes that Mr. Armstrong’s statement was not directly intended to suggest that Starboard is a short-term investor; rather, the statement was intended to suggest that Mr. Armstrong believes Company and its nominees have a longer-term view than Starboard regarding stockholder value creation that would have greater appeal to long-term investors.  As described in the above Response to Comment 1, the Company intends to continue turning around the Company following its spin-off from Time Warner Inc. and to invest in growth initiates like Patch, while the Company believes that Starboard intends to evaluate the Company’s individual businesses and consider selling, shutting down or operating each on a standalone basis in order to focus on stockholder value in the near-term.  The statements referred to in Comment 1 are examples of the public statements to which Mr. Armstrong references.

3.                  We note statements by Mr. Armstrong in which he implies that the company’s stock price “would be much higher”(emphasis added) without Starboard’s involvement and that customers “sat on the sidelines during Q1” because of Starboard’s involvement. These statements appear to be speculative and without a reasonable basis and are therefore not appropriate in your soliciting materials. Please refrain from making similar unsupported statements orally or in written soliciting materials. Refer generally to Rule 14a-9 (a).

Response:   The Company respectfully acknowledges the Staff’s comment and the Staff’s comment will be addressed in future materials.

Definitive Additional Soliciting Materials filed on June 7, 2012

4.                  We reissue our prior comment 3 of our letter dated May 4, 2012. We note that you continue to state that the Board “sees tremendous opportunities and potential for AOL to continue to execute its strategy to further enhance value for you, our stockholders.” (emphasis added). Please refer to your response to prior comment 3 in your letter to us dated May 7, 2012. Please provide supplemental support for the assertion and/or remove the statement in future filings.

Response:   The Company respectfully acknowledges the Staff’s comment and the Staff’s comment will be addressed in future materials.

Mellissa Campbell Duru
Division of Corporation Finance
Securities and Exchange Commission
June 14, 2012

5.                  Please provide appropriate context regarding the recommendations by the three independent proxy advisory services firms in future filings. For example, in the heading and text that follows in soliciting materials filed on June 7, 2012, you recommend stockholders “[f]ollow the recommendation of three independent proxy advisory services firms by rejecting Starboard’s full slate of nominees”. The heading and text do not clearly reflect the recommendations of the three firms. In future filings, ensure your materials consistently reflect the fact that Institutional Shareholder Services, Inc. and Glass Lewis & Co. Inc., both endorsed certain Starboard director nominees.

Response:   The Company respectfully acknowledges the Staff’s comment and the Staff’s comment will be addressed in future materials.

*          *          *

The Company has authorized us to advise the Staff that it acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1314.

                                                                                                                                    Very truly yours,

                                                                                                                                    /s/ David Shapiro

                                                                                                                                    David Shapiro

Cc:       Damien Atkins, Esq., AOL Inc.

            Elizabeth Ising, Esq., Gibson, Dunn & Crutcher LLP